Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

September 7, 2018
VIA EDGAR AND OVERNIGHT DELIVERY
Heather Percival Russell Mancuso U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	InMode Ltd. Draft Registration Statement on Form F-1 Submitted on July 25, 2018 CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated August 21, 2018, to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Company’s initial submission of the Registration Statement.

Mayer Brown LLP operates in combination with other Mayer Brown entities, which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

Strong brand recognition, page 4

1.	Please reconcile your disclosure that your technology is not laser based with your disclosure regarding laser applications like on pages 2 and 18. In this regard, tell us the portion of your revenue from minimally-invasive products and the portion from noninvasive products, and tell us about any trends you are experiencing regarding the contribution to revenue of the products and handpieces that you mention on pages 72-74.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 4 and 75 to clarify that, while the Company’s RF energy-based proprietary technologies are not laser-based, the Company’s products do use optical energy, including lasers, in its handpieces and multi-use treatment applicators.

The Company discloses revenues on an aggregate basis because certain products have both non-invasive and minimally invasive features and the Company does not break out its revenues on a per product basis.

Leverage our existing technology, page 5

2.	We note your disclosure regarding three new product platforms. Please tell us the status of development of the platforms, and the status of any required regulatory clearances. Also provide us your analysis of how investors will be able to evaluate the significance of the new product platforms from your existing disclosure.

The three new product platforms are in various stages of development and the Company expects to launch them by the end of 2019. The Company expects that these new product platforms will enable it to continue to grow its revenues and further penetrate the market for aesthetic solutions. The Company will provide a further update on the registration process for its new platforms in a subsequent amendment.

Maintain a strong intellectual property and patent portfolio, page 5

3.	Balance your disclosure here to highlight the “few” barriers to entry mentioned on page 80. Also highlight the patent litigation mentioned on page 79 in your “Risks Associated with our Business” disclosure beginning on page 5.

The Company acknowledges the Staff’s comment and has revised the noted growth strategy in the Registration Statement on pages 5 and 77. Additionally, the Company has revised the subsection entitled “Risks Associated with Our Business” on page 6 to note third-party patent litigation.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

Implications of Being an Emerging Growth Company, page 6

4.	Reconcile your disclosure here that you have irrevocably elected to opt out of the extended transition period under Section 107 of the JOBS Act with your disclosure on page 60 that you have elected to utilize the exemption.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 65 to correct the discrepancy.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There have not been any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act. In the event that the Company, or any authorized to do so on the Company’s behalf, presents written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications whether or not such investors retain a copy of the communication.

Risk Factors, page 12

6.	Your disclosure on page 4 under the caption “Our Growth Strategy” suggests that you might be marketing your products in countries other than those identified in your disclosure on page 4 regarding where you are “permitted to sell [y]our products.” If you are marketing your product in jurisdictions in which you do not have required clearances, please clearly disclose the related risks. In this regard, we also note your disclosure on page 86 that you seek to obtain regulatory approvals related to use of radio frequency energy; please tell us whether you have obtained all required approvals.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 2, 4, 67 and 75 to clarify the countries in which the Company’s products are marketed and distributed. The Company does not market its products in any jurisdiction that requires advance clearance before obtaining the required clearance. Additionally, the Company has obtained all required approvals relating to RF energy in countries that require advance clearance before the Company began marketing or distributing its products in such countries.

7.	Please provide us your analysis of any risks created by the nature and amount of marketable securities that you hold.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 21 to note that the Company is exposed to market risks resulting from changes in interest rates relating to its marketable securities. The Company holds approximately $12.1 million of marketable securities, or approximately 20.6% of its total assets, as of June 30, 2018. The Company does not expect to hold marketable securities (excluding U.S. government securities) in excess of 40% of its total assets.

Product liability suits could be brought, page 19

8.	If you currently do not have insurance or do not have insurance that you believe is sufficient, please revise to clarify.

The Company is covered by insurance from recognized insurers in such amounts and covering such risks as is sufficient for the conduct of the Company’s business and as is customary for companies engaged in similar businesses. In addition, the Company has revised the risk factor beginning on page 19 to clarify that the Company has obtained insurance coverage.

We are or may become subject to numerous foreign, federal, and state healthcare statutes and regulations, page 22

9.	We note your disclosure that you may be subject to transparency laws. Please clarify whether you are subject to those laws. Also, please clarify why it is possible that authorities may conclude that your business practices do not comply with current laws as you mention in the second paragraph of this risk factor.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 22 to clarify the Company’s risks relating to transparency laws.

If we are unable to protect our intellectual property rights, page 23

10.	Revise your disclosure in the second paragraph of this risk factor to discuss the extent of your business in jurisdictions in which you have not applied or obtained patent protection so that an investor will understand the magnitude of the risk.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 24 to note the risk relating to the lack of patent protection in certain jurisdictions.

11.	Please address existing patent litigation in a separately captioned risk factor. Disclose the extent of your business that is derived from the intellectual property in dispute. Also, provide us your analysis of whether the litigation amounts to an uncertainty that is required to be addressed pursuant to Item 5.D of Form 20-F.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

The Company acknowledges the Staff’s comment and has revised the Registration Statement beginning on page 25 to note the Company’s existing patent litigation in a separately captioned risk factor. Given the early stage of the litigation, the Company is unable to predict the likelihood of success of Syneron’s infringement claims and believes it is not reasonably likely to have a material effect on the Company’s revenues, income, liquidity or capital resources at this time.

We may be subject to claims, page 27

12.	Please expand your risk factor disclosure to highlight the related litigation you disclose on page 88 and any material effects of the settlements.

The Company acknowledges the Staff’s comment and informs the Staff that in 2018, the Company settled two suits related to its employees that were formally employed at competitors for immaterial amounts. We do not believe additional disclosure is useful for potential investors as the settlements did not have a material adverse effect on the Company’s business or financial condition.

We may be unable to obtain or maintain, page 32

13.	Please clarify the date by which you must register your products with Israeli health authorities. In an appropriate section of your prospectus, address the registration process.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 32 and 91 to note that the Company has registered its products with Israeli health authorities through the fast-track registration process and describes the applicable registration process on pages 91 of the Registration Statement.

As a “foreign private issuer,” we are permitted, page 37

14.	Please highlight how home country law differs from the requirements mentioned in this risk factor. Also, highlight in the risk factor the quorum and director nomination issues mentioned on page 91.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 38 to note the quorum required for an ordinary meeting of the Company’s shareholders and the nomination of the Company’s directors.

The tax benefits available, page 39

15.	Please specify the material conditions to maintain the tax benefit that is the subject of this risk factor.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 40 to specify the material conditions to maintain the Company’s Israeli tax benefit.

Provisions of our amended and restated articles of association, page 40

16.	Please clarify which material agreements require receipt of consents for change of control transactions.

The Company acknowledges the Staff’s comment and informs the Staff that the only material Company agreement that requires receipt of consent prior to a change of control transaction is the Company’s Chinese joint venture agreement with Guangzhou Sino-Israel Bio Industry Investment Fund LLP.

Market, Industry and Other Data, page 42

17.	Please tell us whether you commissioned any data disclosed in your prospectus.

The Company has not commissioned any data for inclusion in the Registration Statement.

Components of Our Results of Operations, page 51

18.	Please clarify the extent of your revenue from the United States.

Supplementally, the Company notes that for the six months ended June 30, 2018 and year ended December 31, 2017 the Company derived approximately 82% and 80%, respectively, of its revenues from the United States. The Company discloses the percentage of its total revenues derived from North America (excluding Mexico) on page 52 of the Registration Statement which the Company believes is more useful for investors instead of limiting the percentage to the revenues from the United States.

19.	Please tell us the extent of revenue from consumables in each period presented. Also tell us the percentage of revenue derived from service contracts and warranties in each period presented.

Supplementally, the Company notes that for the six months ended June 30, 2018 and year ended December 31, 2017 the Company derived approximately 5% of its revenues from the sale of consumables and approximately 2% of its revenues from service contracts and warranties. The Company discloses the aggregate percentage (7% for both the six months ended June 30, 2018 and year ended December 31, 2017) of its total revenues derived from the sale of consumables and extended warranties on page 52 of the Registration Statement. The Company does not believe a further breakdown of such revenues is useful for investors because the difference between the actual percentage of revenues attributable to each item and the percentage of revenues attributable to each item assuming an equal split is less than 2% of the Company’s total revenues.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

Revenue, page 53

20.	Revise to disclose the extent to which the changes in your revenues are attributable to changes in prices. Separately discuss the extent to which changes in revenues are related to new products. Also, please tell us the extent of your business derived from the long-term financing that you mention on page 57 in each period presented.

Supplementally, the Company estimates that for the six months ended June 30, 2018 and year ended December 31, 2017, the change in Company revenue attributable to (i) new products was 59% and 35%, respectively, and (ii) price changes was 1% and 15%, respectively. The Company has revised the Registration Statement on pages 56, 57 and 58 to note that most of the revenue increase for the six months ended June 30, 2018 and a significant portion of the revenue increase for the year ended December 31, 2017 were attributable to new products.

Supplementally, the Company notes that for the six months ended June 30, 2018 and year ended December 31, 2017 the Company derived approximately 0.01% and 4%, respectively, of its revenues from installment sales contracts. The Company expects revenues from installment sales contracts to continue to have a similar minimal impact on its total revenues in the future.

Business, page 61

21.	Please tell us the extent that clinical results differ from the “before-and-after” pictures that you include in your prospectus, and whether those pictures represent typical results. Also, where you refer to clinical studies like on page 2, please distinguish between completed studies and studies that are not completed; tell us the extent of your involvement with the studies.

The Company has revised the Registration Statement on pages 73 and 74 to note that the Company believes that the pictures represent typical results. The Company has also revised the Registration Statement on pages 2, 4, 67 and 75 to distinguish between completed studies and studies that have yet to be completed. The Company has not commissioned any of the studies mentioned in the Registration Statement.

Aesthetic Solutions Market Opportunity, page 62

22.	Where you discuss global markets like here and on page 2, clarify the portion of such markets that represent your market opportunity.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 2 and 67 to remove the aesthetic solutions market opportunity reference.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

Our Solution, page 66

23.	Revise to clarify how your products overcome the limitations and risks mentioned in the previous section, and clarify which limitations and risks remain. For example, do your products overcome the issue regarding multiple steps? In this regard, please tell us the cost of your products relative to competitive non-invasive and minimally-invasive products, and whether competitive non-invasive and minimally-invasive products provide any of the benefits that you mention in this section.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 3 and 71 to clarify how the Company’s products overcome the limitations associated with other minimally-invasive and non-invasive procedures. The Company informs the Staff that some of its competitors offer products that share certain benefits that are mentioned in this section.

24.	We note your disclosure that many of your solutions are supported by clinical data. Please clarify which solutions are supported by clinical data. Also, tell us whether the clinical results that you cite in your prospectus are statistically significant, and whether studies or users of your products have revealed any material negative results or limitations of your products.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 3 and 71 to note that the Company’s technology incorporated into its product platforms is supported by clinical data. The Company believes that the cited clinical data supporting its products is compelling but does not provide the Company with sufficient quantitative data in order to determine statistical significance. The Company is not aware of any material negative results or limitations related to the Company’s products or limitations based on the feedback received from the physicians that use the Company’s products.

Intellectual Property, page 78

25.	Revise to clarify the extent to which you are dependent on your issued patents. From the fourth sentence of the second paragraph in this section, it is unclear the extent to which the issued patents address the technology you describe. Separately address the extent of your dependence on other intellectual property. See Item 4.B.6 of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 84 to clarify the extent to which the Company is dependent on its issued patents and other intellectual property.

Disclosure of Compensation of Executive Officers and Directors, page 97

26.	We note your disclosure that you are required to disclose the annual compensation of your five most highly compensated office holders on an individual basis. Please provide the disclosure required by Item 6.B.1 of Form 20-F.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

The Company acknowledges the Staff’s comment and notes that the Company is not required to disclose the five most highly compensated executive officer’s compensation on an individual basis until after the Company is a public company. In accordance with the Companies Law, the Company will commence providing this information in its proxy statement for its first annual general meeting of shareholders following the offering, which will be furnished on a Form 6-K.

Relationship with Home Skinovations Ltd., page 106

27.	Please tell us the nature of the aesthetic applications addressed by Home Skinovations devices. Also tell us the nature of the software that you license from Home Skinovations, and tell us about any roles that the individuals named in the first paragraph of this section have with Home Skionovations.

Home Skinovations is involved in the development, manufacture and distribution of home-use light-based devices for aesthetic applications, which include hair removal, anti-aging, microdermabrasion, cellulite and acne treatments. The software licenses from Home Skinovations are limited to office-based software programs such as Microsoft Office. The Company does not share any professional or engineering software with Home Skinovations. Additionally, Mr. Moshe Mizrahy and Dr. Hadar Ron are the only Company-affiliated individuals that have an affiliation with Home Skinovations.

Joint Venture Equity Interest Conversion Rights, page 106

28.	Disclose the amount paid for the joint venture interests that may be converted into shares.

The Company expects to revise the Registration Statement to address this comment in a subsequent amendment prior to effectiveness of the Registration Statement.

29.	We note your disclosure on page 8 that you have excluded the shares issuable upon conversion of the non-controlling equity interests, and your disclosure on page 33 that the right to convert ends following this offering. Please tell us the basis for excluding the shares and when you will know whether conversion will occur relative to the effective date of this registration statement. Also, given your disclosure on page F-8 that the non-controlling equity interests are redeemable, please disclose the redemption terms, including who holds the option to redeem the interests. File the U.K. joint venture agreement as an exhibit to your registration statement or advise.

On August 30, 2018, the non-controlling partner in the Company’s U.K. subsidiary waived its right to convert its equity interest in the U.K. subsidiary in connection with an initial public offering of the Company into shares of the Company, and the Company has revised the Registration Statement accordingly. The Company expects to revise the Registration Statement to address this comment with regard to the Chinese joint venture in a subsequent amendment prior to effectiveness of the Registration Statement.

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

Principal Shareholders, page 108

30.	Please revise to disclose the natural person or persons who beneficially own the securities held by the entities named in the table.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 115 to note the natural person who beneficially owns the securities held by the entities named in the table.

Transfer of Shares and Notices, page 112

31.	Please tell us the nature of the exemptions and reliefs that you mention in this paragraph.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 118 to remove the reference to certain exemptions and reliefs.

Taxation, page 118

32.	We note your disclosure regarding stamp taxes and other charges on page 132. Please provide information regarding the extent to which shareholders in the United States may be subject to these taxes and charges. Also address the amount of the taxes and charges.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 124 to clarify that no stamp taxes will be due on the sale of ordinary shares to the State of Israel.

Other Relationships, page 132

33.	We note your disclosure in the first paragraph of this section. Describe the nature and terms of any material relationship between the company and any underwriter. See Item 9.B.10 of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 138 to note that, despite no prior relationship, the underwriters and certain of their affiliates may perform commercial and investment banking and financial advisory services on the Company’s behalf in the future.

Exhibit Index, page II-5

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

34.	Please file Dr. Kreindel’s consent as required by Rule 438.

The Company acknowledges the Staff’s comment and, in response, has filed the noted consent as Exhibit 23.6.

35.	Please tell us why the subsidiary mentioned in the first sentence on page 90 is not mentioned in exhibit 21.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to correct the reference on page 96.

36.	Please file the attachments missing from exhibits 10.9 and 10.10. In this regard, it is unclear why several attachments are missing from exhibit 10.11; please advise.

The Company acknowledges the Staff’s comment and will include the referenced attachments in a subsequent amendment prior to effectiveness of the Registration Statement.

37.	Given your disclosure on page 18 regarding risks related to four manufacturing subcontractors and to sole-source suppliers, please tell us how you determined which manufacturing and supply agreements to file as exhibits to your registration statement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 18 and 83 to clarify that only two of the manufacturing subcontractors are currently material to the Company’s business. Additionally, the Company has revised the Registration Statement on page 19 to clarify that the Company is not a party to the agreements with the noted sole-source suppliers. Such agreements are between the Company’s manufacturing subcontractors and the suppliers.

* * *

Mayer Brown llp

U.S. Securities and Exchange Commission September 7, 2018

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Brian Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP